EXHIBIT 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418-652-8525

www.aezsinc.com

Press Release

For immediate release

Aeterna Zentaris Announces “At the Market” Issuance Program

Quebec City, Canada, May 9, 2014 - Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) announced today that it has entered into an At Market Issuance (“ATM”) Sales Agreement, dated May 9, 2014, with MLV & Co. LLC (“MLV”), under which the Company may, at its discretion, from time to time during the term of the sales agreement, sell up to a maximum of 14,018,692 million of its common shares through ATM issuances on the NASDAQ Stock Market, up to an aggregate amount of US$15 million. MLV will act as sales agent for any sales made under the ATM. The common shares will be sold at market prices prevailing at the time of the sale of common shares, and, as a result, prices may vary.

In connection with the execution of the ATM Sales Agreement with MLV, the Company will file with the United States Securities and Exchange Commission (the “SEC”) a prospectus supplement to its shelf registration statement on Form F-3, which was declared effective by the SEC on March 28, 2014.

The shelf registration statement on Form F-3 and, when filed, the supplement thereto, will be available on the SEC’s website (www.sec.gov). Alternatively, MLV will provide copies of these documents upon request by contacting MLV & Co. LLC, Attention: Randy Billhardt, 1251 Avenue of the Americas, 41st Floor, New York, NY 10020, or by calling 212-542-5882.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the common shares, nor shall there be any sale of the common shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing novel treatments in oncology and endocrinology. The Company’s pipeline encompasses compounds at various stages of development. For more information please visit www.aezsinc.com.

Contact

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com